February 9, 2009

Mr. William J. Kotapish

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0506

RE:	Template Filing
Monumental Life Insurance Company
Transamerica Life Insurance Company
Transamerica Financial Life Insurance Company
Western Reserve Life Assurance Co. of Ohio
Merrill Lynch Life Insurance Company
Merrill Lynch Life Insurance Company of New York

Dear Mr. Kotapish:

Monumental Life Insurance Company, Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Western Reserve Life Assurance Co. of Ohio, Merrill Lynch Life Insurance Company, and Merrill Lynch Life Insurance Company of New York (the “Companies”) are hereby adding or amending the following features to their products:

•	Vanguard Guaranteed Lifetime Withdrawal Benefit Rider (“Vanguard GLWB Rider”)

Other than using different marketing names for the features in different distribution channels, the features are identical. The Companies hereby request the approval of the Commission to add or amend the features as applicable to the variable product filings on Attachment A pursuant to Rule 485(b)(1)(vii).

In connection herewith, the Companies state that the following is the “template” filing:

Separate Account VA DD

Vanguard Variable Annuity Plan

Post-Effective Amendment No. 3 on Form N-4

File Nos. 333-146328; 811-06144

The Companies further state that:

(1)	The template filing which was filed pursuant to Rule 485(a) (on or about February 9, 2009), and the other filings listed in Appendix A are substantially identical with respect to the features being added and/or amended. The material changes in the template registration statement will be substantially identical to the material changes in the other product registration statements.

Monumental Life Insurance Company Template Filing

February 9, 2009

(2)	The registrant will be able to effectively revise the other filings in conformity with changes made in response to staff comments on the template filing and the registrant will, in fact, so revise the other filings.

(3)	The other filings will not contain changes other than those made in connection with adding the optional rider that would make the other filings ineligible to be filed pursuant to Rule 485(b).

The Companies respectfully request that the Commission will provide oral approval of this request.

Please convey the approval to Sandy Dix, Manager – Securities Filings, at 319-355-8427. We will also file this letter as a correspondence filing via EDGAR.

We appreciate your consideration of this request.

Monumental Life Insurance Company

Transamerica Life Insurance Company

Transamerica Financial Life Insurance Company

Western Reserve Life Assurance Co. of Ohio

Merrill Lynch Life Insurance Company

Merrill Lynch Life Insurance Company of New York

By:	/s/ Darin D. Smith
Darin D. Smith General Counsel, Transamerica Capital Management

Enc.

cc:	Craig Ruckman, Esq.
Frederick R. Bellamy, Esq.

Monumental Life Insurance Company Template Filing

February 9, 2009

Attachment A

For Transamerica Life Insurance Company:

Separate Account VA A The Atlas Portfolio Builder Variable Annuity Files Nos. 333-26209; 811-09172	Separate Account VA B Transamerica Landmark Variable Annuity File Nos. 33-33085; 811-06032

Separate Account VA B Transamerica Freedom Variable Annuity File Nos. 33-56908; 811-06032	Separate Account VA C Transamerica Extra Variable Annuity File Nos. 333-83957; 811-09503

Separate Account VA J Immediate Income Builder II File Nos. 333-63086; 811-10413	Separate Account VA K Retirement Income Builder - BAI Variable Annuity Files Nos. 333-76230; 811-10617

Separate Account VA L Transamerica Preferred Advantage Variable Annuity File Nos. 333-87792; 811-21087	Separate Account VA P Flexible Premium Variable Annuity – A File Nos. 333-98891; 811-21192

Separate Account VA Q Flexible Premium Variable Annuity – B File Nos. 333-110049; 811-21461	Separate Account VA R Flexible Premium Variable Annuity – C File Nos. 333-109580; 811-21441

Separate Account VA S Flexible Premium Variable Annuity – D File Nos. 333-109913; 811-21453	Separate Account VA W Flexible Premium Variable Annuity – G File Nos. 333-116562; 811-21594

Separate Account VA X Flexible Premium Variable Annuity – I File Nos. 333-125817; 811-21776	Separate Account VA Y Flexible Premium Variable Annuity – J File Nos. 333-131987; 811-21858

Separate Account VA Z Flexible Premium Variable Annuity – K File Nos. 333-142762; 811-22063	Retirement Builder Variable Annuity Account Retirement Income Builder Variable Annuity File Nos. 333-07509; 811-07689

Retirement Builder Variable Annuity Account Portfolio Select Variable AnnuitySM File Nos. 333-07509; 811-07689	Retirement Builder Variable Annuity Account The One® Income AnnuitySM File Nos. 333-78743; 811-07689

Retirement Builder Variable Annuity Account Retirement Income Builder II Variable Annuity File Nos. 333-07509; 811-07689	Fidelity Variable Annuity Account Fidelity Income Plus File Nos. 33-37498; 811-02954

Retirement Builder Variable Annuity Account Immediate Income Builder File Nos. 333-61063; 811-07689	Separate Account VA I Principal-Plus Variable Annuity File Nos. 333-46594; 811-10147

Separate Account VA E Privilege Select Variable Annuity File Nos. 333-32110; 811-09847	Separate Account VA F Premier Asset Builder Variable Annuity File Nos. 333-62738; 811-10411

Separate Account VA D Transamerica Access Variable Annuity File Nos. 333-94489; 811-09777	Separate Account VA-8 TransMark Optimum ChoiceSM Variable Annuity File Nos. 333-128772; 811-09859

Separate Account VA P Flexible Premium Variable Annuity – A File Nos. 333-98891; 811-21192	PFL Variable Annuity Fund II PFL Variable Annuity Fund II – Lexington File No. 811-02411

Separate Account VA-1 Prime Investor Variable Annuity File Nos. 333-128773; 811-04940	Separate Account VA-6 Transamerica Classic® Variable Annuity File Nos. 333-128705; 811-07753

Monumental Life Insurance Company Template Filing

February 9, 2009

Transamerica Life Insurance Company continued:

Separate Account VL A Transamerica Variable Life File Nos. 33-92229; 811-09046	Separate Account VA-7 Transamerica Bounty® Variable Annuity File Nos. 333-128704; 811-08835

Separate Account VA-6 Transamerica Catalyst® Variable Annuity File Nos. 333-128705; 811-07753	Separate Account VA EE Flexible Premium Variable Annuity - O File Nos. 333-149336; 811-22182

Separate Account VA-2L Dreyfus/Transamerica Triple Advantage® Variable Annuity File Nos. 333-153773; 811-07042	Separate Account VA-5 Distinct Assets Variable Annuity File Nos. 333-153776; 811-08158

Separate Account Fund B Separate Account Fund B File Nos. 002-34221; 811-01902	Separate Account Fund C Separate Account Fund C File Nos. 002-36250; 811-02025

For Transamerica Financial Life Insurance Company:

Separate Account VA BNY Transamerica Landmark NY Variable Annuity File Nos. 33-83560; 811-08750	Separate Account VA WNY Flexible Premium Variable Annuity – H File Nos. 333-120125; 811-21663

Separate Account VA QNY Flexible Premium Variable Annuity – E File Nos. 333-110048; 811-07793	Separate Account VA GNY Flexible Premium Variable Annuity – L File Nos. 333-142763; 811-22064

TFLIC Separate Account B Vanguard Variable Annuity File Nos. 333-65151; 811-06298 (Group)	TFLIC Separate Account B Vanguard Variable Annuity File Nos. 333-65131; 811- 06298 (Individual)

Separate Account VA-2LNY Dreyfus/Transamerica Triple Advantage® Variable Annuity File Nos. 333-104243; 811-07368	TFLIC Separate Account VNY Advisor’s Edge® NY Variable Annuity File Nos. 333-122235; 811- 21703

TFLIC Separate Account C Marquee Variable Annuity (NY) File Nos. 333-65145; 811-09062	TFLIC Separate Account C Prism Variable Annuity (NY) File Nos. 333-65159; 811-09062

Separate Account VA-5NLNY Distinct Assets (NY) File Nos. 333-108497; 811-08160	TFLIC Separate Account C Advisors Edge Variable Annuity File Nos. 333-65149; 811-09062

TFLIC Separate Account C Dimensional Variable Annuity (NY) File Nos. 333-65149; 811-09062	Separate Account VA-6NY Transamerica Classic® Variable Annuity (NY) File Nos. 333-108498; 811-08677

TFLIC Series Annuity Account TFLIC Freedom PremierSM Variable Annuity File Nos. 333-63218; 811-10417	Separate Account VA YNY Flexible Premium Variable Annuity – N File Nos. 333-147041; 811-22138

Separate Account VA HNY Flexible Premium Variable Annuity – P File Nos. 333-149337; 811-22183

Monumental Life Insurance Company Template Filing

February 9, 2009

For Western Reserve Life Assurance Co. of Ohio:

Separate Account VA U WRL Freedom Premier® III Variable Annuity File Nos. 333-108525; 811-21427	Separate Account VA V Flexible Premium Variable Annuity – F File Nos. 333-112089; 811-21491

WRL Series Annuity Account WRL Freedom Premier® VA File Nos. 333-82705; 811-05672	WRL Series Annuity Account WRL Freedom Access® VA File Nos. 333-84773; 811-05672

WRL Series Annuity Account WRL Freedom Enhancer® VA File Nos. 333-93169; 811-05672	WRL Series Annuity Account WRL Freedom Attainer® VA File Nos. 33-49556; 811-05672

WRL Series Annuity Account WRL Freedom Bellwether® VA File Nos. 33-49550; 811-05672	WRL Series Annuity Account WRL Freedom Variable Annuity File Nos. 33-24856; 811-05672

WRL Series Annuity Account WRL Freedom Conqueror® File Nos. 33-49558; 811-05672	WRL Series Annuity Account WRL Freedom Wealth Creator® File Nos. 333-24959; 811-05672

Separate Account VA AA Flexible Premium Variable Annuity – M File Nos. 333-145461; 811-22113	WRL Series Annuity Account B Janus Annuity 33-63246; 811-07754

WRL Series Annuity Account WRL Freedom SelectSM File Nos. 333-31228; 811-05672

For Monumental Life Insurance Company:

Separate Account VA WM Flexible Premium Variable Annuity - GM File Nos. 333-138040; 811-21961	Separate Account VA DD Vanguard Variable Annuity Plan File Nos. 333-146328; 811-06144

Separate Account VA CC Advisor’s Edge® Variable Annuity File Nos. 333-146323; 811-06564	Separate Account VA CC Advisor’s Edge Select® Variable Annuity File Nos. 333-146323; 811-06564

Separate Account VL E Pacer Choice Variable Life File Nos. 333-146343; 811-04733	Separate Account VA BB Pacer Choice Variable Annuity File Nos. 333-146313; 811-04734

Separate Account VA CC Dimensional Variable Annuity File Nos. 333-146323; 811-06564	Separate Account VA CC Personal Manager Variable Annuity – A Units File Nos. 333-146314; 811-06564

Separate Account VA CC Personal Manager Variable Annuity – B Units File Nos. 333-146314; 811-06564	Separate Account VA CC Prism Variable Annuity (Non – NY) – A Units File Nos. 333-146315; 811-06564

Separate Account VA CC Prism Variable Annuity (Non – NY) – B Units File Nos. 333-146315; 811-06564	Separate Account VA CC Marquee Variable Annuity (Non – NY) - A Units File Nos. 333-146317; 811-06564

Separate Account VA CC Marquee Variable Annuity (Non – NY) – B Units File Nos. 333-146317; 811-06564

Monumental Life Insurance Company Template Filing

February 9, 2009

For Merrill Lynch Life Insurance Company:

Merrill Lynch Life Variable Annuity Separate Acct A Investor Choice AnnuitySM (Investor Series) File Nos. 333-118362; 811-06459	Merrill Lynch Life Variable Annuity Separate Acct A Merrill Lynch Retirement Plus® File Nos. 033-43773; 811-06459

Merrill Lynch Life Variable Annuity Separate Acct B Merrill Lynch Retirement Plus® File Nos. 033-45379; 811-06546	Merrill Lynch Life Variable Annuity Separate Acct C Merrill Lynch Consults AnnuitySM File Nos. 333-73544; 811-10585

Merrill Lynch Life Variable Annuity Separate Acct D Investor Choice AnnuitySM (IRA Series) File Nos. 333-119364; 811-21127	Merrill Lynch Life Variable Annuity Separate Acct D Merrill Lynch IRA Annuity® File Nos. 333-91098; 811-21127

Merrill Lynch Life Insurance Company RateMaxSM File No. 333-133225; N/A	Merrill Lynch Life Insurance Company Asset ISM File No. 333-133223; N/A

Merrill Lynch Life Variable Annuity Separate Account Portfolio Plus – Pre 86 File Nos. 033-43052; 811-06321	Merrill Lynch Life Variable Annuity Separate Account Portfolio Plus – Post 86 File Nos. 033-43053; 811-06321

Merrill Lynch Life Variable Annuity Separate Acct A Retirement Power File Nos. 333-90243; 811-06549	Merrill Lynch Life Variable Annuity Separate Acct A Retirement Optimizer A File Nos. 333-63904; 811-06459

For Merrill Lynch Life Insurance Company of New York:

ML of New York Variable Annuity Separate Acct A Investor Choice AnnuitySM (Investor Series) File Nos. 333-119611; 811-06466	ML of New York Variable Annuity Separate Acct A Merrill Lynch Retirement Plus® File Nos. 033-43654; 811-06466

ML of New York Variable Annuity Separate Acct B Merrill Lynch Retirement Plus® File Nos. 033-45380; 811-06547	ML of New York Variable Annuity Separate Acct C Merrill Lynch Consults AnnuitySM File Nos. 333-90430; 811-21119

ML of New York Variable Annuity Separate Acct D Investor Choice AnnuitySM (IRA Series) File Nos. 333-119797; 811-21176	ML Life Insurance Company of New York Asset ISM File No. 333-133224; N/A

ML of New York Variable Annuity Separate Account Portfolio Plus – Pre 86 File Nos. 033-40858; 811-06320	ML of New York Variable Annuity Separate Account Portfolio Plus – Post 86 File Nos. 033-40911; 811-06320

ML of New York Variable Annuity Separate Acct A Retirement Power File Nos. 333-34894; 811-06466	ML of New York Variable Annuity Separate Acct A Retirement Optimizer File Nos. 333-69220; 811-06466

ML of New York Variable Annuity Separate Acct D IRA Annuity File Nos. 333-98283; 811-21176